UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On June 14, 2007 Vermilion Energy Trust (“Vermilion”) announced they will be hosting a presentation to analysts and institutional investors on Friday, June 15 2007.

On June 15, 2007 Vermilion Energy Trust announced $0.17 cash distribution for July 13, 2007 payment date and exchangeable share ratio increase.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: June 15, 2007

Exhibit A

Press Release June 14, 2007
Vermilion Energy Trust - Investor Day

Vermilion Energy Trust (“Vermilion”) will be hosting a presentation to analysts and institutional investors on Friday, June 15th.  The presentation is designed to provide a greater in-depth understanding of Vermilion’s worldwide operations, and to provide attendees some exposure to certain members of Vermilion’s talented technical team.  The presentation materials will be posted on Vermilion’s website at www.vermilionenergy.com in the investor section.  Topics to be presented include:

•	Overview of Vermilion’s strategic planning and execution process.

•	Overview of the opportunities in Vermilion’s portfolio and the capital allocation process.

•	Geological discussion of the Drayton Valley target region.

•	Vermilion’s progress to date in the Horseshoe Canyon CBM play and the anticipated pace of future development.

•	Vermilion’s acquisition, drilling and workover history in France and opportunities that lie ahead.

•
Review of the seismic interpretation of the Aquitaine Maritime offshore prospect and the current timeline for drilling.  While Vermilion has secured a rig to drill the prospect, a relatively short drilling window will require the rig to begin the mobilization process from the North Sea no later than July 26th.  The rig in question is currently drilling for a third party operator, and the availability of the rig is dependent on that operator’s timely completion of its operations.

•	Vermilion’s 2007 drilling prospects in the Netherlands and potential prospects available on the Trust’s existing land base.

•	Review of the workings of the Wandoo Field and platform facilities in Australia and the potential to drill for attic oil.

•	Review of Verenex’ Libyan operations. The Verenex presentation will be available on its website www.verenexenergy.com.

•	Review of Vermilion’s financial structures and the relative financial strength as compared to Vermilion’s peer group of Canadian energy trusts.

•	Review of Vermilion’s recruiting, training and compensation practices and challenges in managing multi-national operations.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions.  Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk.  Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including future drilling plans.  These statements are based on the Trust's current expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, production demand and transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this press release are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe's) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884   Fax: (403) 264-6306   IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

Press Release June 15, 2007
Vermilion Energy Trust Announces $0.17 Cash Distribution for July 13, 2007 Payment Date and
Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on July 13, 2007 to all unitholders of record on June 29, 2007.  The ex-distribution date for this payment is June 27, 2007.  This will be the Trust’s 53rd consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units.  The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.50614 to 1.51339.  The increase will be effective on June 15, 2007.   A “Notice of Retraction” must be received by Computershare by June 20, 2007 to receive this exchange ratio.  All notices received after this date will receive the exchange ratio to be determined on July 13, 2007.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	May 31, 2007
Opening Exchange Ratio	1.50614

Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$35.32935
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00725
Effective Date of the Increase in the Exchange Ratio	June 15, 2007
Exchange Ratio as of the Effective Date	1.51339

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN.  A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com